SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SPDR Nuveen Barclays Capital Short Term

                    Municipal Bond ETF

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

78464A425

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 78464A425		Page 1 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 4,120,292
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 2,642,272
	8)	Shared Dispositive Power 1,533,964
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,209,230* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.16
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 78464A425		Page 2 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 4,120,292
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 2,642,272
	8)	Shared Dispositive Power 1,533,964
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,209,230* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.16
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 78464A425		Page 3 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 4,120,292
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 2,642,272
	8)	Shared Dispositive Power 1,533,964
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,209,230* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.16
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 78464A425		Page 4 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 111,979
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 65,580
	8)	Shared Dispositive Power 46,399
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 111,979* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.19
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 78464A425		Page 5 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 27,122
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 25,451
	8)	Shared Dispositive Power 4,421
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,872* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.05
12)	Type of Reporting Person (See Instructions) BK

Page 6 of 9 Pages

ITEM 1(a) - NAME OF ISSUER:

SPDR Nuveen Barclays Capital Short Term Municipal Bond ETF

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Lincoln Street

Boston, Massachusetts 02111

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National

Association; PNC Capital Advisors, LLC; and PNC Delaware Trust Company

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

PNC Delaware Trust Company - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) - CUSIP NUMBER:

78464A425

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☒ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;
(e)	☒ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 7 of 9 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2011:

(a)	Amount Beneficially Owned:			4,209,230 shares *See the response to Item 6.	*
(b)	Percent of Class:			7.16

(c)	Number of shares to which such person has:
	(i	)	sole power to vote or to direct the vote	4,120,292
	(ii	)	shared power to vote or to direct the vote	-0-
	(iii	)	sole power to dispose or to direct the disposition of	2,642,272
	(iv	)	shared power to dispose or to direct the disposition of	1,533,964

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of common stock reported herein, 4,067,379 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

Of the total shares of common stock reported herein, 111,979 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity.

Of the total shares of common stock reported herein, 29,872 shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity.

ITEM 7- IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY

               BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 8 of 9 Pages

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012
Date

By: /s/ Joseph C. Guyaux
Signature - The PNC Financial Services Group, Inc.
Joseph C. Guyaux, President
Name & Title

February 10, 2012
Date

By: /s/ Nicholas M. Marsini, Jr.
Signature - PNC Bancorp, Inc.
Nicholas M. Marsini, Jr., Chairman
Name & Title

February 10, 2012
Date

By: /s/ Joseph C. Guyaux
Signature - PNC Bank, National Association
Joseph C. Guyaux, President
Name & Title

February 10, 2012
Date

By: /s/ Kevin A McCreadie
Signature - PNC Capital Advisors, LLC
Kevin A. McCreadie, Manager, President & CEO
Name & Title

February 10, 2012
Date

By: /s/ Richard Cairns
Signature - PNC Delaware Trust Company
Richard Cairns, Chairman & CEO
Name & Title

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT

February 10, 2012

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with their beneficial ownership of fund shares issued by SPDR Nuveen Barclays Capital Short Term Municipal Bond ETF.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ Joseph C. Guyaux
Joseph C. Guyaux, President

PNC BANCORP, INC.

By:	/s/ Nicholas M. Marsini, Jr.
Nicholas M. Marsini, Jr., Chairman

PNC BANK, NATIONAL ASSOCIATION

By:	/s/ Joseph C. Guyaux
Joseph C. Guyaux, President

PNC CAPITAL ADVISORS, LLC

By:	/s/ Kevin A. McCreadie
Kevin A. McCreadie, Manager, President & CEO

PNC DELAWARE TRUST COMPANY

By:	/s/ Richard Cairns
Richard Cairns, Chairman & CEO